SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL (212) 574-1223	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20006 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

                                    January 28, 2010

BY EDGAR AND FACSIMILE

Amanda L. Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Knightsbridge Tankers Limited Registration Statement on Form F-3 Filed December 23, 2009 File Number 333-164007

Dear Ms. Ravitz,

We refer to the registration statement on Form F-3 (the "Registration Statement"), filed by Knightsbridge Tankers Limited (the "Company") with the Securities and Exchange Commission (the "Commission") on December 23, 2009.

By letter dated January 14, 2010 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), addressing the Staff's comments contained in the Comment Letter.

This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

General

1.	Please file a tax opinion with your next amendment or advise. Refer to Item 601(b)(8) of Regulation S-K.

The Company acknowledges the Staff's Comment, and respectfully notes that Item 601(b)(8) of Regulation S-K provides that "[i]f a tax opinion is set forth in full in the filing, an indication that such is the case may be made in lieu of filing the otherwise required exhibit."  The section of the prospectus contained in the Registration Statement entitled "United States Federal Income Tax Considerations" sets forth in full the opinion of Seward & Kissel LLP, the Company's U.S. counsel.  Therefore, pursuant to Item 601(b)(8) of Regulation S-K, the Company has not filed a separate tax opinion as an exhibit with the Amended Registration Statement.

Securities and Exchange Commission
January 28, 2010

Exhibit 5.1

2.
Refer to the last sentence of the third paragraph.  It is inappropriate for counsel to rely exclusively upon a certificate of the Secretary of the company as to the "due" adoption and continued effectiveness of the Resolutions.  Counsel should make all necessary inquiries regarding the Resolutions in order to render its opinion.  Please revise.

The Company has filed as exhibit 5.1 to the Amended Registration Statement a revised opinion that does not rely exclusively upon a certificate of the Secretary of the Company as to the due adoption and continued effectiveness of the resolutions of the board of directors of the Company (the "Board"), dated December 21, 2009.

3.
Refer to paragraph (i) of the fourth paragraph.  Counsel may rely upon a certificate of an officer of the company for such information, but it is improper for counsel to assume readily ascertainable facts.  Please revise.

The Company has filed as exhibit 5.1 to the Amended Registration Statement a revised opinion that does not assume that the Registration Statement and prospectus contained therein, which were examined by Company's counsel, did not differ in any material respect from those approved by the Board and filed with the Commission.

4.	Please provide an opinion that the shares are duly authorized.

The Company has filed as exhibit 5.1 to the Amended Registration Statement a revised opinion, which states that the common shares and preferred shares of the Company to be offered pursuant to the Registration Statement have been duly authorized.

Exhibit 5.2

5.
Please file opinions of counsel dealing with the legally binding nature of the debt securities, the guarantees and the warrants, purchase contracts and units under the laws of Bermuda and Liberia, as applicable.  In this regard, revise the first sentence of the third paragraph and the penultimate paragraph.

The Company has filed as exhibit 5.2 to the Amended Registration Statement a revised opinion that addresses the legally binding nature of any guarantees that may be issued by one or more subsidiaries under the laws of the Republic of Liberia.  The Company has also filed as exhibit 5.1 to the Amended Registration Statement a revised opinion that addresses the legally binding nature of any debt securities, warrants, purchase contracts and units that may be issued by the Company under the laws of Bermuda.

* * * * *

Securities and Exchange Commission
January 28, 2010

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371.

Very truly yours, Seward & Kissel LLP By: /s/ Gary J. Wolfe Gary J. Wolfe

cc:	Mr. Ola Lorentzon, President and Director Knightsbridge Tankers Limited Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08 Bermuda